

December 13, 2012

VIA E-Mail
Mr. David E. Snyder
Chief Financial Officer
KBS Real Estate Investment Trust III, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

> **Re:** **KBS Real Estate Investment Trust III, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 13, 2012**
> **File No. 333-164703**

Dear Mr. David E. Snyder:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Consolidated Statements of Operations, page F-4

1.   We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Real Estate Acquisition Valuation, page F-9

2.   Please expand your disclosures in future filings to discuss the fair value techniques utilized (i.e. discounted cash flow analysis) and significant assumptions employed in your valuation of real estate acquisitions. Your discussion should also discuss the types of intangible assets recognized (i.e. above-market and below-market leases and tenant

origination and absorption costs) and your accounting policy for each type. Within your response, please provide an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief